

June 16, 2011

Via E-mail
Robert L. Waligunda
President and Director
Deca Investments, Inc.
206 Amberleigh Drive
Pennington, NJ 08534
Lake Hopatcong, NJ 07849

> **Re: Deca Investments, Inc.**
> **Amendment No. 2 to Form 10-12g**
> **Filed June 2, 2011**
> **File No. 000-54261**

Dear Mr. Waligunda:

We have reviewed your amended filing and response letter each filed June 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement became effective on March 28, 2011 by operation of law. At such time you were required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. We note that pursuant to Rule 13a-13(a), you were required to file a Form 10-Q no later than June 14, 2011.

Item 1. Description of Business

B. Business of Issuer, page 2

2. We have reviewed your response to our prior comment 2 and we are re-issuing the comment. It appears that you have included a due diligence checklist of items which you

intend to request from potential targets on pages 3 through 7. It is not appropriate to include a five page checklist of items as disclosure in your registration statement. In lieu of this checklist, please revise your disclosure to provide a concise and meaningful summary of your proposed due diligence review.

Risk Factors

"There may be conflicts of interest between our management and our non-management stockholders…" page 10

3. Given that Messrs. Wilson and Ferrentino will both serve as officers and directors of Trident Acquisitions, Inc., your statement that "Management is not involved with any other blank check companies" is incorrect. Please revise your disclosure to include your previous statement that "William Wilson and Anthony Ferrentino are members of the management team of Trident Acquisitions, Inc., a Nevada corporation. At the present time they are both doing due diligence in seeking qualified candidates for mergers and/or acquisitions, but presently have not identified any potential target companies." Your disclosure should specifically state that the objectives for both companies are the same and management for both companies is similar.

4. Given that Messrs. Wilson and Ferrentino will operate Trident Acquisitions, Inc. with the same purpose and objectives as that which has been set forth for the company, please expand your disclosure to discuss the potential conflict of interest in allocating corporate opportunities as they become available and the procedures that management will use to manage and allocate these opportunities.

"Our officer and directors have limited experience in the management of a public company.," page 10

5. You disclose that "none of our management has not been an officer and or director for a public corporation since 1999 and may be unfamiliar with recent developments in the obligations and responsibilities of officers and directors. Mr. Wilson and Mr. Ferrentino have no experience in the management of public companies. Mr. Waligunda has had no experience since 1999." Based on disclosures in this filing and in the Form 10 filed by Trident Acquisitions, Inc., please revise the disclosure in this risk factor to clarify that:
   - Mr. Waligunda's only experience as an officer or director of a public company is as a director of one company from 1989 through 1999;
   - Mr. Wilson and Mr. Ferrentino did not have experience as an officer or director of a public company until the registration statements on Form 10 filed by Deca Investments, Inc. and Trident Acquisition, Inc. each went effective on March 28, 2011; and
   - Subsequent to the effectiveness of the registration statements, Deca Investments, Inc. and Trident Acquisition, Inc. have not timely file their latest Form 10-Q for the period ended April 30, 2011.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 16

6. We are re-issuing prior comment 10. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Waligunda, Ferrentino and Wilson should serve as a directors of the company in light of the company's business and structure. In other words, please expand your disclosure to identify the skills that led to the conclusion to have each person serve as a director.

7. Please also expand your disclosure in this section to disclose that as of September 2008, Mr. Wilson serves as president and a director of Trident Acquisitions, Inc. and as of September 2008, Mr. Ferrentino serves as secretary, treasurer and a director of Trident Acquisitions, Inc.

Table of Contents to Financial Statements, page F-1
Audited Financial Statements

8. Please revise your reference to the Statement of Stockholders' Equity to reflect the correct period ending date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director